Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

NASA CHOOSES OPTIBASE IPTV SYSTEM

Optibase IPTV solution broadcasts content across NASA Flight Research Center

HERZLIYA, ISRAEL, and Mountain View, CA, December 5, 2006 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced that it is providing its advanced IPTV solution to NASA.

Optibase MGW 1100 carrier-grade IPTV streaming platforms have been successfully deployed at the NASA Dryden Flight Research Center, NASA’s premier flight research and test organization for the validation of high-risk, pioneering aerospace technology, space exploration concepts, and the conduct of science mission observations. The MGW 1100 provides H.264 video and audio, in combination with an Optibase PC soft player application and display manager for streaming of content over the internal IP NASA base network. The content includes TV channels such as news and weather channels as well as NASA-generated channels such as live flight test footage and other events. The system is controlled by Optibase’s Cluster Manager, which enables intuitive and simple management of multiple Media Gateway platforms and hundreds of channels from one centralized application. For enhanced control and viewing options, the solution includes the Optibase Display Manager, which enables the display of multiple video streams on a single PC screen. In addition to PC streaming, the content will be streamed to Set-top-boxes for display on TV monitors and plasma screens across the base.

Adam Schadle, President of Optibase Inc., said, “We are delighted with the success of our IPTV system at NASA. This system is a prime example of carrier-grade IPTV systems for the military and government markets. Optibase prides itself on providing a complete end-to-end IPTV solution, which is tailored to the customer’s specific requirements. As a veteran supplier of video technology solutions to military and government, Optibase is well equipped to provide reliable streaming solutions for mission-critical and high-grade video applications.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.